UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on assignment of participation in the Búzios field

—

Rio de Janeiro, November 24, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the releases of 09/29/2021, 10/04/2021 and 03/04/2022, informs that it has received today the amount of R$ 10.3 billion, equivalent to US$ 1.9 billion by the PTAX exchange rate of 11/24/2022, related to the assignment of 5% of its participation in the Production Sharing Contract of the Surplus Volume of the Transfer of Rights, for the Búzios field, in the pre-salt of Santos Basin, to the partner CNOOC Petroleum Brasil Ltda. The amount already includes the adjustments foreseen in the contract, after all precedent conditions were met.

The conclusion of the transaction is subject to the signature of the Production Sharing Contract Amendment Term by the Ministry of Mines and Energy (MME).

After the transaction is effective, Petrobras will hold an 85% stake in the Production Sharing Contract of the Surplus Volume of the Transfer of Rights of the Búzios field, while CPBL will hold 10% and CNODC Brasil Petróleo e Gás Ltda (CNODC), 5%. The stakes in the Búzios Shared Deposit, including the portions of the Transfer of Rights Agreement and the BS-500 Concession Agreement (100% Petrobras) will be 88.99% Petrobras', 7.34% CPBL's and 3.67% CNODC's.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer